SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                          International Absorbents Inc
                -------------------------------------------------
                                (Name of Issuer)


                                  Common Shares
                -------------------------------------------------
                         (Title of Class of Securities)


                                    45885E203
                -------------------------------------------------
                                 (CUSIP Number)


                               Nicholas D. Gerber
                             Ameristock Corporation
                             1320 Harbor Bay Parkway
                                    Suite 145
                            Alameda, California 94502
                                 (510) 522-3336
                -------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                November 7, 2002
                -------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP NO. 45885E203                                            PAGE 2 0F 6 PAGES
                                  SCHEDULE 13D


(1)  Names of Reporting Persons
                  I.R.S. Identification Nos. of Above Persons (Entities Only)

                  Ameristock Corporation,   IRS Number:  94-3227081

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a) / /
                  (b) / /

(3)  SEC Use Only

(4)  Source of Funds
      WC, OO (client funds)

(5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)
      / /

(6)  Citizenship or Place of Organization
      California

Number of Shares           (7)     Sole Voting Power
Beneficially                        387,329
Owned by                   (8)      Shared Voting Power
Each Reporting                      None
Person With                (9)      Sole Dispositive Power
                                    387,329
                           (10)     Shared Dispositive Power
                                    None

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
      387,329

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      / /

(11) Percent of Class Represented by Amount in Row (11)
      6.8%

(12) Type of Reporting Person
      IA, CO



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CUSIP NO. 45885E203                                            PAGE 3 0F 6 PAGES
                                  SCHEDULE 13D


(1)  Names of Reporting Persons
                  I.R.S. Identification Nos. of Above Persons (Entities Only)

                  Nicholas D. Gerber

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a) / /
                  (b) / /

(3)  SEC Use Only

(4)  Source of Funds
      Not applicable

(5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)
      / /

(6)  Citizenship or Place of Organization
      USA

Number of Shares           (7)     Sole Voting Power
Beneficially                        387,329
Owned by                   (8)      Shared Voting Power
Each Reporting                      None
Person With                (9)      Sole Dispositive Power
                                    387,329
                           (10)     Shared Dispositive Power
                                    None

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
      387,329

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      / /

(13) Percent of Class Represented by Amount in Row (11)
       6.8%

(14) Type of Reporting Person
      IN, HC




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CUSIP NO. 45885E203                                            PAGE 4 0F 6 PAGES
                                  SCHEDULE 13D


ITEM 1.  Security and Issuer.

         The securities to which this statement relates are Common Shares, no par value (the "Shares"), of International Absorbents Inc, a corporation incorporated under the laws of British Columbia, Canada (the "Issuer"). The principal executive offices of the Issuer are located at 1569 Dempsey Road, North Vancouver, British Columbia, Canada V7K 1S8.

ITEM 2   Identity and Background.

         (a), (b) and (c) This statement is being filed by Ameristock Corporation ("Ameristock") and Nicholas D. Gerber, President, director and controlling shareholder of Ameristock (collectively, the "Reporting Persons"). The principal business address of Ameristock and the business address of Mr. Gerber is 1320 Harbor Bay Parkway, Suite 145, Alameda, CA 94502. Ameristock is a California corporation the principal business of which is serving as investment adviser to investment companies registered under the Investment Company Act of 1940 and their series. Mr. Gerber's principal occupation is President of Ameristock.

         In addition to Mr. Gerber, the directors of Ameristock are Andrew Ngim and Howard Mah, both with the business address of 1320 Harbor Bay Parkway, Suite 145, Alameda, CA 94502. Mr. Ngim's principal occupation is Managing Director of Ameristock, and Mr. Mah's principal occupation is as a portfolio manager for Ameristock. Ameristock has no executive officers other than Mr. Gerber.

         (d) and (e) During the last five years, no person identified in this
Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f) Each of the natural persons identified in this Item 2 is a United States citizen.

ITEM 3   Source and Amount of Funds or Other Consideration.

Ameristock used an aggregate of $793,710.65 to purchase the securities reported as beneficially owned in Item 5. Ameristock used $467,914.95 of its own working capital to purchase 246,529 Shares of the Issuer, and invested $325,795.70 of the assets of an investment company series for which Ameristock Corporation serves as investment adviser (the "Fund") in 140,800 Shares of the Issuer.
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CUSIP NO. 45885E203                                            PAGE 5 0F 6 PAGES
                                  SCHEDULE 13D



ITEM 4   Purpose of Transaction.

Ameristock acquired the Shares for investment purposes for its own account or for the account of the Fund in the ordinary course of its business of investing the assets of such Fund. After holding the Shares for several months, Ameristock has determined that it may wish to acquire additional securities of the Issuer in the future, possibly including acquiring a controlling interest in the Issuer. While Ameristock currently does not have any specific plan or proposal to acquire additional securities of the Issuer, or to take any other action that would involve one or more of the types of transactions or have one or more of the results described in Item 4, it reserves the right to do so, as well as to lend, vote, dispose of, or otherwise deal in the Shares. The acquisition of a controlling interest in the Issuer by Ameristock could result in the occurrence of an event or events described in paragraph (h) and/or (i) of Item 4.

ITEM 5   Interest in Securities of the Issuer

         (a) and (b) As of the date of this Schedule, Ameristock has the power to vote and the power to dispose of, in the aggregate, 387,329 Shares of the Issuer, representing approximately 6.8% of the 5,662,144 common shares of the Issuer outstanding as reported in publicly available information. Ameristock is deemed to be a beneficial owner of 140,800 of those Shares for purposes of this Schedule because it has voting and dispositive power as investment adviser to the Fund.

         As the controlling shareholder of Ameristock, Mr. Gerber is deemed to have beneficial ownership of the Shares beneficially owned by Ameristock. None of Mr. Gerber, Mr. Ngim or Mr. Mah owns any Shares of the Issuer directly.

         (c) During the 60 days immediately preceding the date of the Schedule D, no person identified under Item 2 has effected any transactions in any securities of the Issuer.

         (d) The Fund has the right to receive all dividends from, and the proceeds from the sale of, 140,800 Shares of the Issuer beneficially owned by Ameristock. Ameristock has the right to receive all dividends from, and the proceeds from the sale of, the remaining 246,529 Shares of the Issuer of which it is beneficial owner.

         (e) Not Applicable.

ITEM 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

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CUSIP NO. 45885E203                                            PAGE 6 0F 6 PAGES
                                  SCHEDULE 13D



ITEM 7 Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


NICHOLAS D. GERBER

Date:  November 18, 2002

/s/ Nicholas D. Gerber
----------------------------------------
Nicholas D. Gerber





AMERISTOCK CORPORATION

Date:  November 18, 2002

/s/ Nicholas D. Gerber
----------------------------------------
Nicholas D. Gerber
President